PRESS RELEASE                           LIFE SCIENCES RESEARCH, INC.
                                        (OTCBB: LSRI)
                                        PO Box 2360
                                        Mettlers Road
                                        East Millstone, NJ 08875-2360

                                        For Further Information:
                                        Richard Michaelson
                                        Phone:   US: (732) 649-9961
                                        e-mail: LifeSciencesResearch@LSRinc.net
For Immediate Release

March 19, 2004

                           LSR ANNOUNCES 2003 RESULTS

East Millstone, New Jersey, March 19, 2004 - Life Sciences Research, Inc. ("LSR") announced today that net revenues in the year ended December 31, 2003 were $132.4 million, an increase of 14% on net revenues of $115.7 million for the year ended December 31, 2002. The underlying increase, after adjusting for the impact of the movement in exchange rates, was 7%.

Operating income before charging other operating expenses for the year ended December 31, 2003 was $6.8 million compared to $4.3 million in the year ended December 31, 2002. Other operating expenses were $3.5 million in 2003 and $0 in 2002, and mainly comprised of restructuring costs arising from a consolidation of certain duplicate facilities in the UK in order to improve the efficiency of our facilities and staffing.

Net income for the year ended December 31, 2003 was $3.7 million compared with a net income of $2.7 million the previous year. This included Other Income of $5.4 million in 2003 and $4.9 million in 2002. In 2003, Other Income included a gain of $0.6 million associated with the repurchase of $1.4 million principal amount of the Company's outstanding convertible capital bonds and non-cash foreign exchange transaction gains of $4.8 million on accounting for the Company's dollar denominated bonds converted into UK pound sterling. Other Income in 2002 included a gain of $1.2 million associated with the repurchase of $2.4 million principal amount of the Company's outstanding convertible capital bonds, non-cash foreign exchange transaction gains of $5.0 million on accounting for the Company's dollar denominated bonds converted into UK pound sterling, offset by expenses associated with the US redomiciling Exchange Offer of $1.3 million. Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"), exclusive of the items discussed above, were $14.6 million for full year 2003, or 11.0% of sales, compared to $12.4 million, or 10.7% of sales, for the prior year. Earnings for the year ended December 31, 2003 were $0.29 per share on a diluted basis, compared with $0.24 in the year ended December 31, 2002.

For the quarter ended December 31, 2003, revenues were $35.1 million, compared to $31.1 million during the same period last year. Operating income before charging other operating expenses for the quarter ended December 31, 2003 was $2.0 million compared to $1.6 million in the year ended December 31, 2002. Other operating expenses were $3.8 million in the fourth quarter of 2003 and $0 in the prior year. These mainly comprised the restructuring costs referred to above. Net income for the quarter ended December 31, 2003 was $1.8 million compared with a net income of $1.6 million the previous year. Fourth quarter earnings were $0.15 per share on a diluted basis, compared with $0.13 in the quarter ended December 31, 2002.

Net cash provided by operating activities totaled $10.0 million in 2003, compared to cash provided of $14.0 million in 2002. Capital expenditures totaled $8.7 million in 2003 compared with $4.2 million in 2002. Year-end cash and cash equivalents were $17.3 million compared to $14.6 million in the prior year, and total long term debt was $87.5 million, an increase of $3.8 million from December 31, 2002 of $83.7 million. This increase in long-term debt comprised a $4.0 million increase due to exchange rate movements related to the company's UK pound sterling based debt, offset by a net repayment of $0.2 million.

New business signings totaled $32.7 million for the fourth quarter of 2003, and $123.7 million for the full year, a decrease of 12% and 8.5% respectively from the prior year, exclusive of the impact of the movement in exchange rates. 2002 saw a rapid growth in business from the Pharmaceutical industry and this business was maintained in 2003. However there was a decline in the amount of work outsourced from the Agrochemical industry, both on new chemical entities and as registration work under European Directive 91/414/EEC diminished. At December 31, 2003 backlog (booked-on work) amounted to approximately $93.5 million. Net days sales outstanding were 17 days at year end.

Andrew Baker, LSR's Chairman and CEO, said "2003 was another year of steady progress for LSR with revenues, operating results and net income higher than 2002. Cash management continues to be a priority and I am pleased to report that cash balances at the year-end were ahead of last year despite the higher level of investment in new capital projects to strengthen our facilities and capabilities".

Brian Cass, LSR's President and Managing Director, said, "Revenue growth continued in the fourth quarter. New business enquiries remain strong and the fourth quarter saw a recovery in orders from the levels seen in the second and third quarters. This has also been reflected in a robust order rate in the first two months of 2004".

Mr. Cass continued "We continue to focus on productivity and cost management and have recently completed a restructuring of our UK facilities to improve the efficiency of our operations, whilst not hampering our near-term capacity for meeting clients' needs. These changes will also help us to concentrate our investment going forward".

Life Sciences Research, Inc. is a global Contract Research Organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England). Information on LSR's business, recent press releases, and SEC filings can be obtained through its website at www.lsrinc.net.

This announcement contains statements that may be forward-looking as defined by the USA's Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in LSR's Registration Statement on Form S-1, dated July 12, 2002, and the Company's Form 10-K for the fiscal year ended December 31, 2002, each as filed with the US Securities and Exchange Commission.

This press release includes supplemental financial information that may contain references to non-GAAP financial measures as defined in Regulation G of SEC rules. Consistent with Regulation G, a reconciliation of this supplemental financial information to our generally accepted accounting principles (GAAP) information follows. We present this non-GAAP supplemental financial information because we believe it is of interest to the investment community and provides additional meaningful methods of evaluating certain aspects of the Company's operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. This supplemental financial information should be viewed in addition to, not in lieu of, the Company's consolidated statements of operations for the three and twelve-month periods ended December 31, 2003 and 2002.


                              - tables to follow -


                  Life Sciences Research Inc. and Subsidiaries
                      Consolidated Statements of Operations
                  Dollars in (000's), except per share amounts

                                                          Quarter ended December 31,           Year Ended December 31,
                                                               2003             2002           2003               2002
Revenues                                                    $35,147          $31,066       $132,434           $115,742
Cost of sales                                              (27,819)         (24,515)      (104,798)           (93,403)
                                                    --------------     -------------      -------------    ---------------
Gross profit                                                  7,328            6,551         27,636             22,339
Selling and administrative expenses                         (5,362)          (4,911)       (20,887)           (18,075)
Other operating expense                                     (3,777)                -        (3,522)                  -
                                                    --------------     -------------      -------------    ---------------
Operating (loss)/ income                                    (1,811)            1,640          3,247              4,264
Interest income                                                  45               13             94                 66
Interest expense                                            (1,468)          (1,631)        (6,084)            (6,304)
Other income                                                  3,325            2,557          5,362              4,922
                                                    --------------     -------------      -------------    ---------------
Income before income taxes                                       91            2,579          2,619              2,948
Income tax benefit/(expense)                                  1,739            (985)          1,109              (251)
                                                    --------------     -------------      -------------    ---------------
Net income                                                   $1,830           $1,594         $3,728             $2,697
                                                    ===============    =============      =============    ===============

Income per share
 -basic                                                       $0.15            $0.13          $0.31              $0.25
 -diluted                                                     $0.15            $0.13          $0.29              $0.24

Weighted average number of common stock outstanding

 -basic                                                  12,033,196       11,932,338     11,957,760         10,678,890
 -diluted                                                12,187,082       12,077,285     12,699,576         11,083,416




                  Life Sciences Research Inc. and Subsidiaries
                           Consolidated Balance Sheets
                  Dollars in (000's), except per share amounts

                                                                            December 31,
ASSETS                                                                  2003             2002
Current assets:
Cash and cash equivalents                                            $17,271          $14,644
Accounts receivable, net of allowance
  of $561 and $287 in 2003 and 2002 respectively                      17,515           20,176
Unbilled receivables                                                   8,246            9,108
Inventories                                                            1,901            1,556
Prepaid expenses and other current assets                              4,610            3,075
                                                             ----------------   --------------
Total current assets                                                 $49,543          $48,559
                                                             ----------------   --------------
Property and equipment, net                                          101,547           94,574
Goodwill                                                                 832                -
Investments                                                                -              248
Unamortized capital bonds issue costs                                    429              563
Deferred income taxes                                                  3,922            4,466
                                                             ----------------   --------------
Total assets                                                        $156,273         $148,410
                                                             ----------------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                     $12,508           $8,574
Accrued payroll and other benefits                                     4,152            1,773
Accrued expenses and other liabilities                                14,033           12,990
Fees invoiced in advance                                              22,761           26,066
                                                             ----------------   --------------
Total current liabilities                                            $53,454          $49,403
                                                             ----------------   --------------
Long-term debt                                                        87,560           83,717
Related party loans                                                        -              358
Pension liabilities                                                   21,414           17,712
Deferred income taxes                                                  2,291            5,024
                                                             ----------------   --------------
Total liabilities                                                   $164,719         $156,214
                                                             ----------------   --------------
Commitments and contingencies
Shareholders' equity/(deficit)
Common  Stock,  issued  and  outstanding                                 120              119
  12/31/03:   12,034,883  (12/31/02:11,932,338)
Paid in capital                                                       75,101           75,098
Less: Promissory notes for issuance of common stock                    (661)            (684)
Accumulated comprehensive loss                                      (22,973)         (18,576)
Accumulated deficit                                                 (60,033)         (63,761)
                                                             ----------------   --------------
Total shareholders' (deficit)                                       $(8,446)         $(7,804)
                                                             ----------------   --------------
Total liabilities and shareholders' equity/(deficit)                $156,273         $148,410
                                                             ----------------   --------------





                  Life Sciences Research Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                               Dollars in (000's)

                                                                                Year Ended December 31,
                                                                                  2003             2002
Cash flows from operating activities:
Net income/(loss)                                                               $3,728           $2,697
Adjustments to reconcile net income/(loss) to net cash from
   operating activities
Depreciation                                                                    11,334            8,108
Foreign exchange (gain)/loss on Capital Bonds                                  (4,760)          (4,977)
Deferred income taxes/(benefits)                                               (1,234)              188
Gain on repurchase of Capital Bonds                                              (602)          (1,191)
Share of profit on acquisition                                                   (208)                -
Provision for losses on accounts receivable                                        244              123
Amortization of capital bonds issue costs                                          165              191
Amortization of warrants                                                           290              156
Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses                   5,063            4,605
Inventories                                                                      (157)            (127)
Accounts payable, accrued expenses and other liabilities                         2,048          (1,728)
Fees invoiced in advance                                                       (5,972)            5,988
                                                                        ---------------    -------------
Net cash provided by/(used in) operating activities                             $9,939          $14,033
                                                                        ---------------    -------------
Cash flows from investing activities:
Purchase of property, plant and equipment                                      (8,716)          (4,177)
Cash acquired with subsidiary                                                    1,893                -
                                                                        ---------------    -------------
Net cash used in investing activities                                         $(6,823)         $(4,177)
                                                                        ---------------    -------------
Cash flows from financing activities:
Proceeds from issue of common shares                                                 4            6,039
Proceeds from issue of Promissory Notes                                             23                -
Proceeds from long-term borrowings                                                 444              334
Repayments of long-term borrowings                                             (1,328)          (4,627)
Repayments of short term borrowings                                              (253)                -
                                                                        ---------------    -------------
Net cash provided by financing activities                                     $(1,110)           $1,746
                                                                        ---------------    -------------
Effect of exchange rate changes on cash and cash equivalents                       621              802
                                                                        ---------------    -------------
Increase/(decrease) in cash and cash equivalents                                 2,627           12,404
Cash and cash equivalents at beginning of year                                  14,644            2,240
                                                                        ---------------    -------------
Cash and cash equivalents at end of year                                       $17,271          $14,644
                                                                        ---------------    -------------
Supplementary disclosures:
Interest paid                                                                 $(5,544)         $(6,110)

Non-cash transactions:
Conversion of debt to equity                                                        $-           $2,400
Issuance of common stocks for promissory notes                                      $-             $684
